Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Obalon Therapeutics, Inc.:
We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated February 22, 2019 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report also refers to the adoption of the Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.
/s/ KPMG LLP
San Diego, California
February 7, 2020